1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No. 45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Co., Ltd. and Hon Hai Precision Industry Co., Ltd. entered into a Letter of Intent whereby the parties will form a strategic alliance through the exchange of shares.

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: August 28, 2015

Taichung, Taiwan — August 28, 2015 — Hon Hai Precision Industry Co., Ltd. (Taiwan Stock Exchange: 2317.TT) (“Hon Hai”) and Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325.TT, NASDAQ: SPIL) signed a Letter of Intent today, whereby the parties will form a strategic alliance through the exchange of shares in accordance with Article 156.8 of the Company Act. The alliance will provide customers with the best integrated service program through future collaboration on technology and business.

Hon Hai has always committed itself to providing a high technology one-stop service provider to system brand customers through vertical integration. Hon Hai stands as a world leader in precision tooling, components, equipment process design, manufacturing, assembly, sales and other vertical integration technologies. The development of microchip related integration services is also one of Hon Hai conglomerate’s direction for development. SPIL is the world’s third largest IC assembly and testing house, with wire bonding, flip-chip, wafer level packaging, bumping, multichip package and high-level assembly and testing technology. ShunSin, the subsidiary of Hon Hai, also owns the world-leading System-in-Package (SiP) technology.

The trend of consumer electronics development has seen an increase in demand for smaller form factor, energy saving, and high performance for products such as smart phones, wearables which all require minimizing size, weight, and better thermal dissipation. In order to achieve the above, SiP and high level IC assembly technology must be adopted and through chip to system vertical integration, actual synergy will be achieved.

Upon the formation of the strategic alliance, the parties will work together on the following items:

1.	Substrate design integration to manufacture competitive products, such as Embedded Substrate, Panel Size Fan-Out WLCSP, and etc.

2.	Future demands in smart phones, internet of things, wearables, etc., SPIL will provide IC wire bonding and wafer level packaging technology combined with Hon Hai’s SMT and module assembly technology in order to develop the next generation of system level assembly products.

3.	Jointly develop ASIC chip, assembly, modules, etc., from the design approach, in order to accelerate the time-to-market, increase product performance and lower costs.

4.	Closely collaborate on SiP related technology to fully explore its inherent commercial opportunities.

In order to maximize the synergy of the strategic alliance, the parties will also work together on the following:

1.	Hon Hai’s precision mold, machinery manufacturing, and automation technology will enhance SPIL’s industry competitiveness.

2.	Hon Hai’s unique thermal dissipation technology can improve SPIL’s thermal dissipation process in IC packaging.

3.	As future mobile devices will be equipped with more functional modules such as fingerprint recognition, MEMS application, and high resolution camera, the miniaturization of SiP will become the major trend of the next generation IC packaging. Hon Hai and SPIL will closely cooperate and seek for a win-win partnership.

After Hon Hai and SPIL exchange of shares, Hon Hai will hold 840,600,000 SPIL’s shares, accounting for 21.24% shares of SPIL, post capital increase; and SPIL will hold 359,230,769 of Hon Hai shares, accounting for 2.20% shares of Hon Hai, post capital increase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: August 28, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer